ALBERTSONS COMPANIES, INC.

250 Parkcenter Blvd.

Boise, Idaho 83706

April 6, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom

Re:	Albertsons Companies, Inc.

Withdrawal of Registration Statement on Form S-1, File No. 333-205546

Dear Ms. Ransom:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Albertsons Companies, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, File No. 333-205546 (together with all exhibits thereto, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was initially filed by the Company on July 8, 2015, and most recently amended on November 8, 2017. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates because it entered into an Agreement and Plan of Merger, dated as of February 18, 2018, by and among the Company, Rite Aid Corporation, Ranch Acquisition Corp. and Ranch Acquisition Corp II LLC.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Stuart D. Freedman of Schulte Roth & Zabel LLP, at (212) 756-2407.

Sincerely, ALBERTSONS COMPANIES, INC.

/s/ Robert A. Gordon
Robert A. Gordon Executive Vice President, General Counsel & Secretary

CC:	Lisa M. Kohl, the Securities and Exchange Commission

Jennifer López, the Securities and Exchange Commission

Donna Di Silvio, the Securities and Exchange Commission

William Thompson, the Securities and Exchange Commission

Robert B. Larson, Albertsons Companies, Inc.

Stuart D. Freedman, Schulte Roth & Zabel LLP

Michael E. Gilligan, Schulte Roth & Zabel LLP

Antonio Diaz-Albertini, Schulte Roth & Zabel LLP